UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly-Held Company

Corporate Taxpayers’ ID (CNPJ/MF) nº 02.429.144/0001-93

Corporate Registry ID (NIRE) 35.300.186.133

MATERIAL FACT

In compliance with the provisions of Law 6,404/76 (and subsequent amendments) and the Brazilian Securities and Exchange Commission (“CVM”) Instruction no. 358/02, CPFL Energia S.A. (“CPFL Energia”) announces to its shareholders and the market in general the following:

CPFL Energia, through its subsidiary CPFL Comercialização Brasil S.A. (“Purchaser”), today entered into an agreement for the sale and purchase of quotas of Jantus SL (“Agreement for the Sale and Purchase”) with Liberty Mutual Insurance Company, Citi Participações e Investimentos Ltda., Black River CEI Subsidiary 3 S.Á.R.L. and Carbon Capital Markets Limited, Matthew Alexander Swiney, and other minority shareholders (together, “Sellers”), aiming to acquire the totality of the quotas representing the capital stock of Jantus SL (“Jantus”), and/or to potentially acquire the totality of the capital stock of a company to be organized by the Sellers through a corporate reorganization in Jantus (“Jantus II”, and together with Jantus, “Companies”).

Currently, Jantus owns SIIF Énergies do Brasil Ltda., and SIIF Desenvolvimento de Projetos de Energia Eólica Ltda. (together “SIIF”). SIIF owns (i) four wind farms in operation (Formosa, Icaraizinho, Paracuru and SIIF Cinco) located in the State of Ceará, with a total installed capacity of 210 MW and 20-year power purchase agreements ("PPA") with Eletrobras through the PROINFA program (“Wind Farms in Operation”), (ii) a wind farm project located in the State of Rio de Janeiro with a potential installed capacity of 135 MW and also with a long-term PPA with Eletrobrás through the PROINFA program (“Quintanilha Machado”), and (iii) a portfolio of several wind farms projects with total potential installed capacity of 732 MW in the States of Ceará and Piauí out of which 412 MW are already certified and eligible for participation in upcoming energy auctions (“Projects Portfolio”).

Once Jantus' corporate reorganization is completed, Quintanilha Machado will become a subsidiary of Jantus II. Consequently, Jantus will keep the Projects Portfolio and Wind Farms in Operation.

The acquisition price for Jantus (comprising Wind Farms in Operation and the Projects Portfolio) is R$ 950 million, in addition, the Purchaser will assume a net debt of R$ 544.2 million. If in fact purchased, the acquisition price of Jantus II is R$ 70 million. The values above will be adjusted based on the amount of net indebtedness and working capital of Jantus and Jantus II at the closing of the acquisition. The closing of the transaction is subject to the fulfillment of certain conditions as per the Agreement for the Sale and Purchase, including the approval by regulatory authorities, - only for Jantus II, the closing will take place with the fulfillment of specific conditions of Quintanilha Machado.

Pursuant to article 256 of Law no. 6404/76 (and subsequent amendments), the transaction will be submitted for ratification of the shareholders' general meeting to be properly convened. The rights of dissenting shareholder shall be provided pursuant to Law 6404/76 (and subsequent amendments).

São Paulo, April 07, 2011.

LORIVAL NOGUEIRA LUZ JUNIOR

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 7, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.